Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

NetEase, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. NetEase, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

PROPOSED SPIN-OFF AND SEPARATE LISTING

OF CLOUD VILLAGE INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to the Inside Information Provisions under Part XIVA of the SFO, PN15 and Rule 13.09(2)(a) of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off Cloud Village by way of a separate listing of the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

On May 26, 2021, Cloud Village, through its Joint Sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange.

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the Cloud Village Shares, comprising the Hong Kong Public Offering and the International Offering. Upon completion of the Proposed Spin-off, the Company will hold not less than 50% of the voting rights of Cloud Village and therefore Cloud Village will remain as a subsidiary of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Cloud Village, have not yet been finalised.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Cloud Village Shares, and the final decisions of the Board and of the board of directors of Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

INTRODUCTION

This announcement is made pursuant to the Inside Information Provisions under Part XIVA of the SFO, PN15 and Rule 13.09(2)(a) of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off Cloud Village by way of a separate listing of the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

On May 26, 2021, Cloud Village, through its Joint Sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange.

INFORMATION ON CLOUD VILLAGE AND THE COMPANY

The Group is a leading internet technology company based in China. The Company develops and operates some of China’s most popular PC and mobile games, provides intelligent learning services through its NYSE-listed majority-controlled subsidiary, Youdao, Inc. (NYSE: DAO), and offers other innovative services, which includes music streaming (through Cloud Village), advertising services, e-commerce, email and others.

Cloud Village was incorporated in the Cayman Islands on 2 February 2016, and NetEase Cloud Music, the Company’s music streaming platform, has been operating on a stand-alone basis by Cloud Village since October 2016. NetEase Cloud Music is a popular music streaming platform in China, with the monthly active users of online music services being over 180 million in 2020, and Cloud Village also operates other businesses including online streaming and advertising through its platforms. It delivers a differentiated and premium user experience in terms of music offered, and is focused on discovering and promoting emerging musicians. As at the date of this announcement, the Company held approximately 62.46% of Cloud Village’s total issued share capital.

Following the completion of the Proposed Spin-off, the NetEase Group will continue to carry out its existing principal business, being internet technology.

PROPOSED SPIN-OFF

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the Cloud Village Shares. Upon completion of the Proposed Spin-off, the Company will hold not less than 50% of voting rights of Cloud Village and therefore Cloud Village will remain as a subsidiary of the Company.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board considers that the Proposed Spin-off will be beneficial to both the Company and Cloud Village for the following reasons, among others:

(i)	Cloud Village Group’s business is expected to undergo relatively rapid business expansion and would be appealing to an investor base that focuses on high growth opportunities in the music streaming business, different from the relatively more diverse business model of NetEase Group’s operations;

(ii)	the value of Cloud Village Group is expected to be enhanced through the Proposed Spin-off, which will in turn benefit the Company as a Controlling Shareholder of Cloud Village, given that a listing on the Hong Kong Stock Exchange will (a) enhance Cloud Village Group’s profile among its users and other business partners, as well as its ability to recruit talent; (b) enable Cloud Village Group to directly and independently access both equity and debt capital markets in the future on a stand-alone basis should the need arise as well as further enhance its ability to secure bank credit facilities; (c) lead to a more direct alignment of Cloud Village Group’s management’s responsibilities and accountability with its operating and financial performance and (d) provide clarity of the credit profile of Cloud Village Group for rating agencies and financial institutions that wish to analyze and lend against the credit of the music streaming business; and

(iii)	the Proposed Spin-off would enable investors to better value the Company with its focus on the NetEase Group’s businesses. In addition, both the Company and Cloud Village consider that the Proposed Spin-off could better reflect the value of the Cloud Village Group based on its own merits and increase its operational and financial transparency through which investors would be able to appraise and assess the performance and potential of the Cloud Village Group separately and distinctly from those of the NetEase Group.

WAIVER FROM STRICT COMPLIANCE WITH PARAGRAPH 3(f) OF PN15

Paragraph 3(f) of PN15 requires a listed company contemplating a spin-off to have due regard to the interests of its existing shareholders by providing them with an assured entitlement to shares in the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity.

The Company applied for, and the Hong Kong Stock Exchange has granted, a waiver (the “Waiver”) from the requirement that the Shareholders be provided an assured entitlement to Cloud Village Shares (as set out in paragraph 3(f) of PN15) on the basis that: (i) the Company is primarily listed on Nasdaq and only has a secondary listing on the Hong Kong Stock Exchange, (ii) the Company is not subject to a similar requirement under applicable U.S. laws and Nasdaq rules, (iii) the low feasibility of the Company giving assured entitlement by way of distribution in specie or by way of preferred application in any offering of Cloud Village Shares, as U.S. securities laws would require Cloud Village to conduct a public offering in the United States and file a registration statement with the SEC under the U.S. Securities Act among other procedures that would be unduly burdensome, (iv) to the best knowledge and belief of the Company, the majority of the Shareholders are based outside of Hong Kong, and (v) the offering size of the Proposed Spin-off is insignificant to the Company with reference to the Company’s market capitalization.

In light of the above, the Board considers that the Proposed Spin-off and the Waiver are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering and the extent of the decrease in shareholding percentage of the Company in Cloud Village, have not yet been finalised. It is expected that the Proposed Spin-off, if it materializes, will not affect the Company’s eligibility or suitability as a secondary listed issuer on the Hong Kong Stock Exchange under Chapter 19C of the Listing Rules.

GENERAL

A redacted version of the application proof of Cloud Village’s listing document is expected to be available for download on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/APP/SEHKAPPMainIndex.htm.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Cloud Village Shares, and the final decisions of the Board and of the board of directors of Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Term	Definition
“Board”	the board of directors of the Company
“Cloud Village”	Cloud Village Inc., an exempted company with limited liability incorporated in the Cayman Islands on 2 February 2016
“Cloud Village Group”	Cloud Village and its subsidiaries and consolidated affiliated entities from time to time
“Cloud Village Shares”	ordinary shares with a par value of US$0.0001 each in the share capital of Cloud Village
“Company”	NetEase, Inc., an exempted company incorporated in the Cayman Islands with limited liability. The Company’s American depositary shares, each representing 5 ordinary shares of the Company, have been primary listed on the Nasdaq Global Select Market since 30 June 2000 under the symbol “NTES”, and the Company’s ordinary shares have been listed on the Main Board of the Stock Exchange as a secondary listed issuer under Chapter 19C of the Listing Rules since 11 June 2020 under the stock code “9999”
“Controlling Shareholder”	has the meaning ascribed to it under the Listing Rules
“Global Offering”	the Hong Kong Public Offering and the International Offering
“Group”	the Company and its subsidiaries and consolidated affiliated entities (including the Cloud Village Group)
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Public Offering”	the offer of the Cloud Village Shares for subscription by the public in Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Inside Information Provisions”	has the meaning ascribed to it under the Listing Rules
“International Offering”	the international placing of the Cloud Village Shares to professional and institutional investors
“Joint Sponsors”	in alphabetical order, China International Capital Corporation Hong Kong Securities Limited, Credit Suisse (Hong Kong) Limited, and Merrill Lynch (Asia Pacific) Limited
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Nasdaq”	the Nasdaq Global Select Market
“NetEase Group”	the Group excluding the Cloud Village Group
“NYSE”	the New York Stock Exchange
“PN15”	Practice Note 15 of the Listing Rules
“Proposed Spin-off”	the proposed spin-off of Cloud Village by way of a separate listing of the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange
“SEC”	the Securities and Exchange Commission of the United States
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shareholders”	the shareholders of the Company
“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules
“U.S. Securities Act”	United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, May 26, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.